Exhibit 2.3

CLOSING AGREEMENT

THIS CLOSING AGREEMENT (this “Agreement”) is entered into as of July 14, 2015, by and among Danaher Corporation (the “Seller”), Potomac Holding LLC (“Newco”), NetScout Systems, Inc. (the “Purchaser”), RS Merger Sub I, Inc., and RS Merger Sub II, LLC. Capitalized terms used in this Agreement but not otherwise defined herein have the meanings ascribed thereto in the Acquisition Agreements (as defined herein).

RECITALS

WHEREAS, the Danaher Group is engaged in the Communications Business;

WHEREAS, the Seller has agreed to sell and assign to the Purchaser, and agreed to cause the other members of the Danaher Group to sell and assign to the Purchaser, and the Purchaser has agreed to purchase and assume from the Danaher Group, certain assets and liabilities of the Communications Business pursuant to the terms and conditions set forth in that certain Separation and Distribution Agreement, dated as of October 12, 2014 (the “Distribution Agreement”), and that certain Agreement and Plan of Merger and Reorganization, dated as of October 12, 2014 (the “Merger Agreement”, and together with the Distribution Agreement, the “Acquisition Agreements”);

WHEREAS, pursuant to the terms of the Acquisition Agreements, it is anticipated that the closing of the transactions in the jurisdictions listed on Exhibit A (the “Deferred Closings”) will occur after the Closing Date in accordance with Section 1.08 of the Distribution Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by the Acquisition Agreements, the parties have elected to enter into this Agreement to memorialize their agreement with respect to certain matters set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFERRED CLOSINGS

Section 1.1	Local Operations.

(a) During the period commencing after the Closing and ending on the Termination Date (as defined herein) with respect to such Deferred Jurisdiction, subject to the terms of this Agreement and the Acquisition Agreements, the Communications Business in the jurisdictions listed on Exhibit A and solely with respect to any Deferred Newco Employees (as defined herein) in any other jurisdictions in which Newco Employees have not been transferred to the Purchaser or its Subsidiaries or the Newco Group at the Closing, such other jurisdictions (each such jurisdiction, a “Deferred Jurisdiction”; and the business and operations in each such jurisdiction, the “Local Operations”) shall continue to be operated for the benefit and burden of the Purchaser in accordance with Section 1.08(b) of the Distribution Agreement. Notwithstanding the foregoing, this Article I shall not apply with respect to any Delayed Transfer Newco Employee (as defined in the Employee Matters Agreement), or with respect to any Newco Employee who has rejected the transfer to the Newco Group or the Purchaser or any of its Subsidiaries, as applicable.

(b) Until the Termination Date with respect to each Deferred Jurisdiction: (i) the Seller shall use, and shall cause its applicable Subsidiaries to use, commercially reasonable efforts to conduct the Local Operations in each Deferred Jurisdiction in the ordinary course in all material respects; and (ii) other than in connection with conveying the Local Operations to the Purchaser at the Deferred Closing, neither the Seller nor its applicable Subsidiary(ies) shall take any actions that would be prohibited by Section 4.2 of the Merger Agreement, in each case solely with respect to the Local Operations, if such provisions were to apply to the Seller or such Subsidiary(ies) until the Termination Date with respect to such Deferred Jurisdiction (the “Restricted Activities”); except, in the case of (i) and (ii), (w) as otherwise contemplated in the Acquisition Agreements or any other Transaction Documents, (x) to the extent needed to take into account the closing of the transactions contemplated by the Transaction Documents, (y) as required by applicable Legal Requirements or (z) with the Purchaser’s prior written approval (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, following the Closing, the Seller shall give written notice to the Purchaser no later than two Business Days prior to (A) the termination by the Seller or its Subsidiaries of any Newco Employees (as defined in the Employee Matters Agreement) in a Deferred Jurisdiction, or (B) the hiring by the Seller or its Subsidiaries of any individuals who become Newco Employees in a Deferred Jurisdiction upon the commencement of employment.

(c) Subject to applicable Legal Requirements and subject to Section 1.10 hereof, the Seller shall permit the Purchaser and its representatives to have reasonable access during normal business hours, upon reasonable notice to the Seller, to the Communications Business in the Deferred Jurisdictions; provided, however, that nothing herein shall require the Seller to disclose any information if such disclosure would jeopardize any attorney-client privilege or contravene applicable Legal Requirements.

(d) The Local Operations in China shall be no more extensive in scope and content than the operation of the Communications Business as operated in the ordinary course in the 12-month period preceding the Closing Date; provided, however, that if requested by the Purchaser, the Seller shall consider in good faith the potential reasonable expansion of the scope of the Local Operations during the term of this Agreement to the extent such expansion would not reasonably be expected to require additional Governmental Approvals or otherwise impair or delay the completion of the Deferred Closing; provided, further, that (x) in the event of any such expansion, the Purchaser shall indemnify the Danaher Indemnitees from and against any Losses relating to, arising out of or resulting from such expansion and (y) any such expansion must be on terms and conditions satisfactory to the Seller.

(e) Each of the parties shall (or shall cause their respective Subsidiaries or Affiliates to) use commercially reasonable efforts to take the actions in Exhibit A and to otherwise effect each Deferred Closing as promptly as practicable after the date hereof.

(f) The parties acknowledge and agree that the parties shall (or shall cause their respective Subsidiaries or Affiliates to) consummate the Deferred Closing pursuant to the applicable Transfer Document as determined in accordance with the Separation Agreement. The parties acknowledge and agree that the Deferred Closing in China shall be effected pursuant to asset purchase agreements, substantially in the forms attached hereto as Exhibits B-1 and B-2 (the “China Deferred LATAs”).

(g) The Seller representative for managing the Local Operations provided in this Article I is set forth below. The Purchaser representative for interfacing with the Seller representative with respect to the Seller’s obligations under this Article I is set forth below.

	Seller Representative	Purchaser Representative

Name:	Randy Choi	Michael Szabados

Phone Number:	(503) 627-3367	(978) 614-4110

Fax Number:	(503) 627-1882	(978) 614-4004

E-Mail Address:	Randy.choi@tektronix.com	Michael.Szabados@netscout.com

Address:	Tektronix, Inc. 14150 SW Karl Braun Drive P.O. Box 500 Beaverton, OR 97077	NetScout Systems, Inc. 310 Littleton Road Westford, MA 01886

Solely as the representative for Fluke Networks:

Gerry Ng
Phone: (425) 446-6050
Fax: (425) 446-4677
Gerry.ng@flukenetworks.com
Fluke Networks
6920 Seaway Blvd
Everett, WA 98203

(h) The parties expressly acknowledge and agree that this Article I does not give any representatives of the Purchaser, by virtue of such status or otherwise, any right to assume any responsibilities, or perform any functions, in either case relating to the management or supervision of any personnel of the Seller performing any of the Local Operations.

Section 1.2	Financial Information, Fees and Payments.

(a) Financial Information. As promptly as reasonably practicable after the end of each fiscal month after the Closing Date through to the applicable Termination Date for such Deferred Jurisdiction, the Seller shall submit to the Purchaser an unaudited statement of expenses of the Local Operations in each Deferred Jurisdiction, which shall include the expenses incurred for any Deferred Newco Employees (for each partial or whole fiscal month after the Closing Date, the “Monthly Financial Statement”). The parties acknowledge that no revenue is recognized by the Communications Business by the entities listed as Local Deferred Sellers on Exhibit A.

(b) Payments. To the extent that a Monthly Financial Statement for a Deferred Jurisdiction indicates that the Local Operations incurred expenses for the period covered by such Monthly Financial Statement, the Purchaser shall cause to be paid to the Seller as soon as commercially practicable, but in no event later than 10 Business Days, after delivery of such Monthly Financial Statement an amount equal to the expenses incurred.

(c) Information Rights. For a period of three months after the Termination Date for a particular Deferred Jurisdiction, the Purchaser shall be provided, subject to the provision contained in Section 1.10 hereof, such information as it may reasonably request from the Seller’s books and records to the extent relating to the Local Operations in such Deferred Jurisdiction; provided, however, that (i) the Purchaser has complied with, and paid all amounts due to Seller under, Sections 1.2(b) above and (ii) the Purchaser shall only use such information in order to confirm or dispute that the amounts paid under Sections 1.2(b) hereof have been made in accordance with Sections 1.2(b) hereof; provided, further, that the Purchaser shall not have access to proprietary technology of the Seller by virtue of this Section 1.2(c), except to the extent that such proprietary technology constitutes a Communications Asset.

(d) Purchaser Payment for China. The Seller shall ensure that NSRS Software (Shanghai) Co. Ltd. (“Newco China”) has sufficient cash at Closing to fund Chinese Yuan 2, which represents the estimated aggregate purchase price amounts payable under the China Deferred LATAs. The Purchaser agrees to maintain such cash amounts until the Deferred Closing in China.

(e) Purchaser Payment for Direct Transfers. The parties acknowledge that the purchase price amounts payable to the Seller or its Subsidiaries in connection with the Direct Transfers (as specified in the column titled “Purchase Price” on Exhibit C) shall be paid at Closing and shall be for the account of the Seller and its Subsidiaries and not a liability for the Purchaser or its Subsidiaries. Accordingly, the aggregate of such purchase price amounts actually paid by the Purchaser, or its local Subsidiary, in the Direct Transfers pursuant to the applicable Transfer Documents shall constitute a credit for the benefit of the Purchaser which will be used to offset against any payment amounts owed to the Seller as contemplated by Section 1.2(b) hereof; and, to the extent such credit was not used in full by the date of the last occurring Deferred Closing under this Agreement, the Purchaser shall be entitled to reimbursement from the Seller for any remaining balance of such credit. Any such reimbursement shall be payable by the Seller to the Purchaser no more than five business days following the date of the last occurring Deferred Closing under this Agreement.

Section 1.3	Term and Termination.

(a) Term. The “Termination Date” with respect to a particular Deferred Jurisdiction shall be the earlier of (i) the date that the Deferred Closing occurs in such Deferred Jurisdiction and (ii) June 30, 2016 or such later date as the Seller (in its sole discretion) notifies the Purchaser.

(b) Effect of Termination. The Purchaser specifically acknowledges and agrees that all obligations of the Seller to perform the Local Operations for a particular Deferred Jurisdiction shall cease immediately upon the applicable Termination Date for such Deferred Jurisdiction.

Section 1.4	The Deferred Closing.

(a) Inability to Effect the Deferred Closing. In the event that the parties are unable to consummate the Deferred Closing for any of the Deferred Jurisdictions on or before the Termination Date, then (i) the Seller shall have the right to commence winding down the Local Operations for such Deferred Jurisdiction (the “Local Wind Down”) in a manner that Seller deems reasonable, and (ii) in the event of a loss of substantial Local Operations in a Deferred Jurisdiction as a result of a Local Wind Down, the Seller shall pay to the Purchaser an amount to be mutually agreed by the parties in good faith, which amount is intended to compensate the Purchaser for any such loss of substantial Local Operations in such Deferred Jurisdiction as a result of a Local Wind Down (specifically, the Communications Assets and Communications Liabilities in the applicable Deferred Jurisdiction that were subject to a Local Wind Down, taking into account the number of personnel lost, their identity and their location and taking into account whatever assets were in fact conveyed by Seller to Purchaser and whatever personnel were in fact (or could have been) hired by Purchaser had the following proviso been complied with); provided, however, that (x) the Purchaser has used its best efforts to mitigate the Losses to it of not being transferred such Local Operations, including, but not limited to, the solicitation of employment, and the hiring, of the same personnel employed in such Local Operations and otherwise; (y) any replacement of assets and/or personnel in such Deferred Jurisdiction for which compensation is sought hereunder shall be no more extensive in scope or cost than is necessary for the Purchaser to continue the operation of the Communications Business in such Deferred Jurisdiction in the same manner and to the same extent as if the Local Operations had been transferred at the Delayed Closing (and further, with respect to personnel, such persons shall be no more qualified than the existing personnel); and (z) the Purchaser and its subsidiaries are not in material breach of any of its obligations or covenants under this Article I. Notwithstanding the foregoing, in the event that the Purchaser or any of its Subsidiaries is in material breach of any of its obligations or covenants to effect a Deferred Closing (including a refusal to accept the transfer of any Newco Employees or Communication Assets in connection with such Deferred Closing), then in such case Purchaser shall pay, indemnify and hold harmless the Danaher Indemnitees for any and all Losses reasonably incurred by the Danaher Indemnitees to the extent arising out, related to or otherwise incurred in connection with such Local Wind Down.

(b) No Violation of the Non-Compete. For the avoidance of doubt, the conduct of the Local Operations by the Seller and its Subsidiaries following the Closing Date as contemplated by this Article I shall not be deemed a violation or breach of Sections 5.15 of the Merger Agreement. Nothing herein shall be deemed to lengthen or extend the non-compete provisions of the Merger Agreement in any of the Deferred Jurisdictions, which shall expire on the date that is 24 months following the Closing Date.

Section 1.5	Clarification of Certain Excluded Liabilities relating to Deferred Closings and Direct Transfers.

(a) Section 1.06(b)(iii) of the Distribution Agreement shall be amended by adding the following to the existing language contained therein:

“and, provided that a Deferred Closing in any of the Deferred Jurisdictions is consummated, any Liabilities incurred at or prior to the Deferred Closing in such Deferred Jurisdiction in connection with the Conveyance of the Communication Assets and Communication Liabilities in such Deferred Jurisdiction shall constitute Excluded Liabilities for purposes of this Section 1.06(b)(iii).”

The parties expressly acknowledge and agree that (i) the intent of foregoing paragraph in this clause (a) is solely to extend the indemnification available to Newco in respect of Excluded Liabilities of the type set forth in Section 1.06(b)(iii) of the Distribution Agreement in connection with the Conveyance of the Communication Assets and Communication Liabilities at the Closing to the Deferred Closings, (ii) the foregoing paragraph in this clause (a) does not address, and shall not be deemed to modify or amend, the parties’ respective obligations with respect to the operations of the Communications Business in the Deferred Jurisdictions from the period from the Closing until the Deferred Closings, which is exclusively governed by Section 1.1 hereof and Section 1.08(b) of the Distribution Agreement, and (iii) the foregoing paragraph in this clause (a) does not, and shall not be deemed to, expand the respective obligations of the parties with respect to the transactions contemplated in the Internal Restructuring.

(b) Solely for purposes of the indemnification available to the Newco Indemnitees in respect of Excluded Liabilities of the type set forth in Section 1.06(b)(iii) of the Distribution Agreement in connection with the Conveyance of the Communications Assets and Communications Liabilities in the jurisdictions listed on Exhibit C from the Seller directly to the Purchaser concurrently with the Newco Transfer (the “Direct Transfers”), and only to the extent that such Excluded Liabilities would have also constituted Excluded Liabilities had the Conveyance of the Communications Assets and Communications Liabilities in the jurisdictions listed on Exhibit C been effected from the Seller directly to a member of the Newco Group on the Separation Date instead of being effected as a Direct Transfer, the definition of “Newco Indemnitees” in Section 10.01 of the Distribution Agreement shall be deemed to include any NetScout Subsidiaries listed on Exhibit C.

The parties expressly acknowledge and agree that (i) the intent of foregoing paragraph in this clause (b) is solely to extend the indemnification arrangements to the Subsidiaries of the Purchaser listed on Exhibit C in connection with the Conveyance of the Communications Assets and Communication Liabilities in the Direct Transfers and (ii) the foregoing paragraph in this clause (b) does not, and shall not be deemed to, expand the respective obligations of the parties with respect to the transactions contemplated in the Internal Restructuring.

Section 1.6	Treatment of Employees in Deferred Jurisdictions.

The parties acknowledge that the transfer of the Newco Employees in the Deferred Jurisdictions (the “Deferred Newco Employees”) shall not occur until the applicable Deferred Closing for such Deferred Jurisdiction. In connection with such Deferred Closing, the Purchaser or its applicable Subsidiary shall make offers of employment to the Deferred Newco Employees in accordance with the applicable terms and conditions of the Employee Matters Agreement, including Section 2.2(a) thereof, to become effective as of the applicable Deferred Closing with respect to such Deferred Jurisdiction. Notwithstanding that the Deferred Newco Employees shall not become employed by the Purchaser until the Deferred Closing, the Purchaser shall be responsible for, and shall timely reimburse the Seller for, all liabilities, costs and obligations incurred by the Seller with respect to the Deferred Newco Employees relating to the period commencing as of the Closing as contemplated by Section 1.2 hereof; provided, however, in any event that the Seller (including, for such purpose, its applicable Affiliates) has complied in all material respects with its obligations under the last sentence of Section 1.1(b) hereof. Without limiting the foregoing, nothing in this Agreement is intended to reduce or otherwise limit the obligations of the Seller under Section 2.1(a)(iii) of the Employee Matters Agreement or of any other party under any provision of the Employee Matters Agreement and, solely in connection therewith, the term “Separation Time” shall be deemed to mean the applicable “Deferred Closing” in the respective Deferred Jurisdictions.

Section 1.7	Taxes Relating to the Deferred Closings and Direct Transfers.

(a) All Taxes imposed solely on or solely by reason of (i) the Conveyance of the Communications Assets and Communications Liabilities in connection with any of the Deferred Closings, or (ii) the Direct Transfers, other than any Taxes described in (i) or (ii) caused by a Newco Disqualifying Action (as defined in the Tax Matters Agreement), in each case shall be considered Danaher Taxes (as defined in the Tax Matters Agreement), regardless of which party is responsible for such Taxes under applicable Law.

(b) The provisions of the Tax Matters Agreement, including Section 3.01 thereof, shall apply to the Danaher Taxes described in Section 1.7(a) in the same manner as any other Danaher Taxes. For the avoidance of doubt, any other Taxes allocated to the Purchaser or its Subsidiaries under the Tax Matters Agreement shall be the responsibility of the Purchaser, and any VAT paid in accordance with Section 1.7(a) shall be considered Restructuring VAT (as defined in the Tax Matters Agreement) for purposes of Section 4.01(d) of the Tax Matters Agreement.

(c) For purposes of the Tax Matters Agreement, the date on which the initial Closing occurs is deemed to be the Closing Date for all jurisdictions notwithstanding the occurrence of any Deferred Closings occurring after such date.

Section 1.8	No Warranty; Cooperation; Limitation of Liability; Relationship of Parties.

(a) No Warranty. Notwithstanding anything to the contrary contained in this Agreement, both the Seller and the Purchaser acknowledge and agree that, except as expressly set forth in the Acquisition Agreements, the Seller makes no representations or warranties whatsoever, whether express or implied by statute or otherwise, with respect to the Local Operations or the conduct of the businesses in the Deferred Jurisdictions after the Closing.

(b) Cooperation. Each party shall cooperate reasonably with the other party and provide such information relating to the Communications Business in the Deferred Jurisdictions as the other party may reasonably request in order to consummate the Deferred Closings and the other transactions described in this Article I.

(c) Limitation of Liability and Indemnification.

(i) NOTWITHSTANDING ANY OTHER PROVISION OF THIS ARTICLE I TO THE CONTRARY, IN NO EVENT SHALL THE SELLER OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY INCIDENTAL, INDIRECT, PUNITIVE, EXEMPLARY, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS, LOSS OF REVENUE OR LOST SALES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS ARTICLE I REGARDLESS OF WHETHER SUCH DAMAGES OR OTHER RELIEF ARE SOUGHT BASED ON BREACH OF CONTRACT, NEGLIGENCE, STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY AND WHETHER OR NOT SUCH PARTY WAS AWARE OR ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(ii) Except insofar as the same relate to the Seller’s breach of any of its obligations under this Article I or the gross negligence, bad faith or intentional misconduct of any Danaher Indemnitee, the Purchaser shall indemnify and hold harmless the Danaher Indemnitees from and against any and all Losses which such Danaher Indemnitees may sustain or incur by reason of any claim, demand, suit or recovery by any person or entity, or otherwise, resulting from acts or omissions committed by the Seller or any member of the Danaher Group in conducting the Local Operations for the benefit of the Purchaser or otherwise performing the Local Operations. Nothing herein shall limit (i) Newco’s obligations with respect to Assumed Liabilities under the Distribution Agreement or (ii) the Local Deferred Purchaser’s obligations under the Local Deferred Asset Transfer Agreement.

(d) Relationship of the Parties. The Seller shall remain at all times an independent contractor of the Purchaser in the performance of the Local Operations hereunder, maintaining control over its employees, its subcontractors and their employees and complying with all withholding of income at source requirements, whether federal, state, local or foreign. In all matters relating to this Article I, each party hereto shall be solely responsible for the acts of its employees and agents, and employees or agents of one party shall not be considered employees or agents of the other party. Except as otherwise provided herein, no party shall have any right, power or authority to create any obligation, express or implied, on behalf of any other party nor shall either party act or represent or hold itself out as having authority to act as an agent or partner of the other party, or in any way bind or commit the other party to any obligations. Nothing in this Article I is intended to create or constitute a joint venture, partnership, agency, trust or other association of any kind between the parties or persons referred to herein.

Section 1.9	Force Majeure.

In the event that the Seller or any of its Affiliates are delayed in or prevented from performing its obligations under this Article I, in whole or in part, due to a cause beyond its reasonable control, including an act of God, fire, flood, explosion, civil disorder, insurrection, acts of the public enemy, strike, lockout or other labor trouble, severe or adverse weather conditions, lack of or shortage of electrical power, malfunctions of equipment or software programs, material shortages of utilities, delay in transportation, breakdown or accident, any law, order, proclamation, regulation, ordinance, demand or requirement of any governmental authority, riot, war, or other cause beyond the reasonable control of the Seller (each, a “Force Majeure Event”), the Seller or any of its Affiliates, as applicable, shall not bear any responsibility or liability for any Losses arising out of any delay, inability to perform or interruption of its performance of obligations and, upon written notice to the Purchaser, (i) the affected provisions and/or other requirements of this Article I shall be suspended to the extent necessary during the period of such disability, and (ii) the Seller shall have no liability to the Purchaser or any other party in connection therewith. The Seller shall resume full performance of this Article I as soon as practicable following the conclusion of the Force Majeure Event.

Section 1.10	Confidentiality.

Both parties shall hold, and shall cause their respective Affiliates, officers, directors, employees, agents, representatives, successors, assigns, accountants and advisors to hold, in confidence, all information relating to the business of the other party disclosed to it by reason of this Article I (the “Business Information”), except to the extent that such Business Information (i) must be disclosed as compelled by judicial or administrative process or by other requirements of law, (ii) must be disclosed in connection with each party’s obligations pursuant to the other Transaction Documents or the exercise of its rights thereunder, (iii) can be shown to have been in the public domain through no fault of the Disclosing Party (as defined below) or (iv) was later lawfully acquired by the Disclosing Party from sources other than those related to this Article I. In the event that either party or any of their respective Affiliates, officers, directors, employees or agents become legally compelled to disclose any Business Information pursuant to clause (i) in the preceding sentence (the “Disclosing Party”), such Disclosing Party shall provide the other party (the “Non-Disclosing Party”) with prompt written notice of such requirement so that the Non-Disclosing Party may seek a protective order or other remedy or waive compliance with this Section 1.10 and in the event that such protective order or other remedy is not obtained, or the Non-Disclosing Party waives compliance with this Section 1.10, the Disclosing Party shall furnish only that portion of such Business Information which is legally required to be provided and shall exercise its best efforts to obtain assurances that confidential treatment shall be accorded such Business Information.

ARTICLE II

CERTAIN IP MATTERS

Section 2.1	Schedules.

The parties hereby agree that Schedule 10.01 to the Distribution Agreement is hereby amended to include the additional Patents set forth in Exhibit D-1 hereof (the “Additional Patents”) and to remove the Patents set forth in Exhibit D-2 hereof (the “Removed Patents”).

Section 2.2	Intellectual Property Cross-License Agreement.

The parties agree that the form of Intellectual Property Cross-License Agreement attached as Exhibit G to the Distribution Agreement is hereby replaced in its entirety with the form of Intellectual Property Cross-License Agreement attached hereto as Exhibit E.

ARTICLE III

TRANSFER AGREEMENTS; OTHER MATTERS

Section 3.1	Conflicts.

(a) “Transfer Agreements” shall mean (i) any agreement, contract, instrument or document entered into or delivered in any applicable jurisdiction to consummate the conveyance of entities, assets, liabilities or personnel as contemplated by the Distribution Agreement and the Plan of Reorganization, (ii) the Local Deferred Asset Transfer Agreements, (iii) any agreement, contract, instrument or document relating to the Direct Transfers, and (iv) the Transfer Documents.

(b) In the event of a conflict or discrepancy between any provision of any Transfer Agreement and a provision in (i) the Merger Agreement, (ii) the Distribution Agreement, or (iii) any of the other Ancillary Agreements that are not Transfer Agreements (as defined in the Distribution Agreement), the provision in the Merger Agreement, the Distribution Agreement or the applicable Ancillary Agreement that is not a Transfer Agreement, as the case may be, shall control.

(c) The Purchaser and the Seller shall not, and shall cause their respective Affiliates not to, bring any claim (including for breach of any representation, warranty, undertaking or covenant or for recovering damages or obtaining any payment, reimbursement, restitution or indemnity) against the other party or any of its Affiliates in respect of, or based upon, any Transfer Agreements and all such disputes shall be brought under the Merger Agreement, the Separation Agreement or the applicable Ancillary Agreement that is not a Transfer Agreement, as the case may be. For the avoidance of doubt, the Transfer Agreements are intended to be ministerial in nature and only to effect the transactions contemplated by the Distribution Agreement with respect to the applicable local jurisdiction and shall not expand or modify the rights and obligations of the parties hereto or their Affiliates under the Merger Agreement, the Distribution Agreement or any of the Ancillary Agreements that are not Transfer Agreements. The Purchaser and Seller agree that any dispute arising out of or in connection with any of the Transfer Agreements shall be resolved between the Purchaser and Seller in accordance with the terms of (i) the Merger Agreement, (ii) the Distribution Agreement, or (iii) any of the other Ancillary Agreements that are not Transfer Agreements as if the relevant Transfer Agreement had been concluded directly between Purchaser and Seller.

Section 3.2	Ancillary Agreement.

The parties hereto agree that this Agreement shall be deemed to be an Ancillary Agreement (as defined in the Distribution Agreement) that is not a Transfer Agreement.

ARTICLE IV

FINAL PLAN OF REORGANIZATION

Section 4.1	Final Plan of Reorganization.

Pursuant to Sections 1.01(b) and 1.01(c) of the Distribution Agreement, the updated version of the Preliminary Plan attached hereto as Exhibit F shall be deemed to be the Plan of Reorganization, as finally delivered and accepted in accordance with Section 1.01(b) of the Distribution Agreement, for the purposes of the Acquisition Agreements.

ARTICLE V

OTHER MATTERS

Section 5.1	Treatment of Certain Leases.

The Chinese Leases are being conveyed to the Newco Group as part of the Communications Assets, notwithstanding that Tektronix China and Danaher China have not been released from such contracts. Following the Closing, the Chinese Leases will not relate to any business or business function of the Danaher Group, and Newco will be responsible for any Communications Liabilities arising thereunder.

For purposes hereof, “Chinese Leases” means the following agreements: (i) (A) Office Lease Agreement and its Supplementary Agreement, dated January 31, 2011, as supplemented by and among Tektronix (China) Co. Ltd (“Tektronix China”) and Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd and Shanghai Lujiazui Property Management Co., Ltd and (B) Office Lease Agreement Supplementary Agreement II, dated July 7, 2015, by and among Tektronix China, Newco China, Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd and Shanghai Lujiazui Property Management Co., Ltd and (ii) (A) Office Lease Renewal Agreement, dated July 9, 2014 (the “Beijing Lease”), by and between Danaher (Shanghai) Industrial Instrument R&D Co., Ltd. (“Danaher Shanghai”) and Beijing Shengshi Sunshine Property Management Co., Ltd, (B) any lease assignment agreement, by and among Danaher Shanghai, Newco China and Beijing Shengshi Sunshine Property Management Co., Ltd. (the “Beijing Lease Assignment”) and (C) any other guaranty or joint liability agreement that may be entered into by Danaher Shanghai with respect to the Beijing Lease or the Beijing Lease Assignment.

ARTICLE VI

MISCELLANEOUS

Section 6.1	General.

(a) Governing Law/Disputes. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the laws of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the laws of the State of Delaware. The parties agree that any claims or disputes under this Agreement shall be resolved in accordance with Section 8.01 of the Distribution Agreement.

(b) Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(c) Entire Agreement. This Agreement, the Transaction Documents, and all of the exhibits and schedules appended hereto and thereto, constitute the final, complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are superseded by this Agreement, the Transaction Documents, and all of the exhibits and schedules appended hereto and thereto.

(d) Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

(e) Notices. All notices, requests, permissions, waivers and other communications hereunder shall be provided in the manner specified in Section 9.06 of the Distribution Agreement.

(f) Amendment. The parties may amend this Agreement only by a written agreement signed by the parties to be bound by the amendment and that identifies itself as an amendment to this Agreement.

(g) Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party intended to be bound by the waiver. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

(h) Assignment. This Agreement binds and benefits the parties and their respective successors and assignees. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser) and any such assignment or attempted assignment without such consent shall be void; provided, however, that the Purchaser may assign this Agreement or any of its rights and obligations hereunder to one or more Affiliates of the Purchaser without the consent of the Seller so long as (i) the Purchaser remains fully responsible for the performance of any delegated obligation by executing such documents or instruments as the Seller may reasonably request, and (ii) such Affiliate executes a written agreement of assumption of the Purchaser’s rights, interests and obligations hereunder.

(i) Headings. The captions, titles and headings included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

Danaher Corporation		NetScout Systems, Inc.

By:	/s/ Daniel L. Comas	By:	/s/ Anil K. Singhal
Name:	Daniel L. Comas	Name:	Anil K. Singhal
Title:	Executive VP & CFO	Title:	Chief Executive Officer

Potomac Holding LLC		RS Merger Sub II, LLC

By:	/s/ Daniel L. Comas	By:	/s/ Jean Bua
Name:	Daniel L. Comas	Name:	Jean Bua
Title:	CFO & Chief Accounting Officer	Title:	Manager

RS Merger Sub I, Inc.

By:	/s/ Jean Bua
Name:	Jean Bua
Title:	Chief Executive Officer

THE FOLLOWING EXHIBITS AND SCHEDULES TO THE CLOSING AGREEMENT HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

Exhibit A	Deferred Jurisdictions
Exhibit B-1	Form of Local Deferred Asset Transfer Agreement - Tektronix (China) Co., Ltd.
Exhibit B-2	Form of Local Deferred Asset Transfer Agreement - Fluke Testing Instruments (Shanghai) Co., Ltd.
Exhibit C	Direct Transfer Jurisdictions
Exhibit D-1	“Additional” Patents
Exhibit D-2	“Removed” Patents
Exhibit E	Intellectual Property Cross-License Agreement
Exhibit F	Plan of Reorganization

NetScout Systems, Inc. will furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request, provided however that NetScout Systems, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended for any schedule so furnished.